FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of an increase in interests in Ordinary shares in GlaxoSmithKline plc purchased at a price of £11.75 per share on 13 July 2010, and
Ordinary share ADRs
in GlaxoSmithKline plc
purchased at a price of $34.12 per ADR
on 13 July 2010, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 8 July 2010.

	Ordinary shares	ADRs
Dr M M Slaoui	159.45	159.57
Mrs C E Bruck Slaoui	32.71	5.60
Mr J M Clarke	401.99
Mr M Dunoyer	192.20
Mr E J Gray	226.97
Mr W C Louv		124.50
Mr D J Phelan		304.25
Dr D Pulman		187.24
Mr D S Redfern	122.89
Mr J R Stéphenne	594.80
Ms C Thomas	93.02
Mr P J T Vallance	55.64

The Company was advised of this information on 14 July 2010.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

14 July 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 14, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc